
05006129


SEC MAIL
PROCESSING
RECEIVED
FEB 2 8 2005
WASH. D.C.
213
SECTION

Back 2005-02-17, 12:26:24, EST

Insider: Langset.A **Issuer:** Prima Developme **Security:** Common Sha

File insider report - Completed

SUPPL

The transaction has been reported.

Reported transactions for this session.

Security designation	Registered holder	Opening Balance	Date of transaction	Nature of transaction	Number or value acquired or disposed of	Closing Balance
Common Shares		527104	2005-02-07	10 - Acquisition or disposition in the public market	-5000	522104

PROCESSED
MAR 04 2005
THOMSON FINANCIAL

3/4

Form 45-102F1

Notice of Intention to Distribute Securities under Section 2.8 of MI 45-102 *Resale of Securities*

Reporting issuer
1. Name of reporting issuer: Prima Developments Ltd.

Selling security holder
2. Your name: Roland Langset

3. The offices or positions you hold in the reporting issuer: President and Director

4. Are you selling securities as a lender, pledgee, mortgagee or other encumbrancer? NO

5. Number and class of securities of the reporting issuer you beneficially own:
   6574158 common shares of the reporting issuer.
   Control or direction over an additional 4736842 common shares of the reporting issuer held by Commonwealth Enterprise fund.

Distribution
6. Number and class of securities you propose to sell: 500000 common shares

7. Will you sell the securities privately or on an exchange or market? If on an exchange or market, provide the name.
   The securities will be sold privately.

Warning
It is an offence to submit information that, in a material respect and in light of the circumstances in which it is submitted, is misleading or untrue.

Certificate
I certify that

(1) I have no knowledge of a material fact or material change with respect to the issuer of the securities that has not been generally disclosed; and

(2) the information given in this form is true and complete.

Date February 15, 2005

Roland Langset
Your name (Selling security holder)



Your signature (or if a company, the signature of your authorized signatory)

Name of your authorized signatory

NO. 82-34703

Form 45-102F1

Notice of Intention to Distribute Securities under Section 2.8 of MI 45-102 *Resale of Securities*

Reporting issuer

1. Name of reporting issuer: Prima Developments Ltd.

Selling security holder

2. Your name: Commonwealth Enterprise Fund Inc.

3. The offices or positions you hold in the reporting issuer: N/A

4. Are you selling securities as a lender, pledgee, mortgagee or other encumbrancer? NO

5. Number and class of securities of the reporting issuer you beneficially own:
   4736842 common shares of the reporting issuer.

Distribution

6. Number and class of securities you propose to sell: 500000 common shares

7. Will you sell the securities privately or on an exchange or market? If on an exchange or market, provide the name.
   The securities will be sold on an TSX.V exchange.

Warning

It is an offence to submit information that, in a material respect and in light of the circumstances in which it is submitted, is misleading or untrue.

Certificate

I certify that

(1) I have no knowledge of a material fact or material change with respect to the issuer of the securities that has not been generally disclosed; and

(2) the information given in this form is true and complete.

Date February 15, 2005

Commonwealth Enterprise Fund Inc.
Your name (Selling security holder)



Your signature (or if a company, the signature of your authorized signatory)

Roland Langset
Name of your authorized signatory